Exhibit 99.3

Beijing Metro, in its Largest Video Safety and Security Project Ever, Expands
Implementation of NICE IP Video Solution with Support for Content Analytics

New Implementation to support advanced capabilities such as intrusion detection, baggage detection, and crowd control for the protection of passengers and the Metro’s transit rail assets

Ra’anana, Israel, October 12, 2009 – NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that it has been selected by Beijing Metro in China to provide NICE’s IP video solution, with support for content analytics at certain project locales, to enhance safety and security at the 24 stations of its Line 15 route. The IP-based NICE solution was selected following successful deployment of 6 of the other Metro lines. NICE’s business partner for the project is Beijing JingShiDa Machinery and equipment Research Institute. This is a milestone project both for Beijing Metro and NICE, in that it is the Metro’s largest video security project ever.

Line 15 of the Beijing Metro is a rapid transit rail line currently under construction in the city of Beijing. The subway line is planned to run 40 kilometers, with 24 stations, across northern Beijing from Xiyuan in Haidan District in the west, which is the location for the famous Summer Palace, which has the largest royal park in China, is designated Key Cultural Royal Protection Site, and is a main tourist attraction, through to Hedong in the Shunyi District in the east.

The NICE IP video security solution will be deployed to protect commuters at each of the line’s 24 stations, which will be connected to a security system that consists of over 2,600 channels, thus constituting Beijing metro’s biggest video security project ever. The scalable IP-based video solution will provide Beijing Metro Line 15 with seamless surveillance, to help protect the railway including its tracks and stations and passengers. NICE will provide support for advanced capabilities, such as identifying unattended luggage, detecting unauthorized entry into secured areas, and counting the number of people across multiple entries/exits. By providing real-time alerts, security personnel will be able to verify the security of the physical infrastructure and to prevent accidents resulting in enhanced passenger safety and better asset protection.

“Following the success and proven reliability in the six projects we already have running with Beijing Metro, we are very happy to have been selected once again for this important milestone project,” said Doron Ben-Sira, President APAC. “Being selected for this project reflects NICE’s expanding footprint in the Asia’s security market, and our expertise in providing advanced solutions for enhancing the safety and security of mass transit systems worldwide.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content – from telephony, web, radio and video communications. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media
Galit Belkind	NICE Systems	+1 877 245 7448
galit.belkind@nice.com
Investors
Daphna Golden	NICE Systems	+1 877 245 7449
ir@nice.com

Trademark Note: 360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.